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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9F

Solicitation/Recommendation Statement Pursuant to Section 14(d)(4)
of the Securities Exchange Act of 1934
and Rules 14d-1(b) and 14e-2(c) thereunder

(Amendment No. 1)

IAMGOLD CORPORATION
(Name of Subject Company)

CANADA
(Jurisdiction of Subject Company's Incorporation or Organaization)

IAMGOLD CORPORATION
(Name(s) of Person(s) Filing Statement)

Common Shares
(Title of Class of Securities)

450913108 — Common Shares
(CUSIP Number of Class of Securities)

Larry E. Phillips
Vice President
IAMGold Corporation
220 Bay Street, 5th Floor
Toronto, Ontario Canada M5J 2W4
(416) 360-4710

Copy to:

Frank Davis, Esq. Fraser Milner Casgrain LLP 1 First Canadian Place 100 King Street West Toronto, Ontario M5X 1B2 (416) 862-3440	Gil Cornblum, Esq. Dorsey & Whitney LLP BCE Place, Canada Trust Tower 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1 (416) 367-7373

(Name, address (including zip code) and telephone number (including area code) of person(s)
authorized to receive notices and communications on behalf of the person(s) filing statement)

Part I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents Exhibit 1.1: IAMGold Corporation Directors' Circular dated June 24, 2004 Exhibit 1.9: IAMGold Corporation Notice of Change to Directors' Circular dated July 8, 2004
Item 2.
Informational Legends
See "Notice to United States Shareholders" on outside front cover page of IAMGold Corporation Directors' Circular dated June 24, 2004 and IAMGold Corporation Notice of Change to Directors' Circular dated July 8, 2004.

Part II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

Exhibits:
1.2	Press release, dated June 11, 2004, of IAMGold Corporation (incorporated by reference to the Form 6-K, filed June 14, 2004, of IAMGold Corporation)
1.3	Press release, dated June 16, 2004, of IAMGold Corporation (incorporated by reference to the Form 6-K, filed June 16, 2004, of IAMGold Corporation)
1.4	Letter to Shareholders, dated June 17, 2004, from IAMGold Corporation (incorporated by reference to the Form 6-K, filed June 18, 2004, of IAMGold Corporation)
1.5	Material Change Report Under National Instrument 51-102, dated June 18, 2004, of IAMGold Corporation (incorporated by reference to the Form 6-K, filed June 18, 2004, of IAMGold Corporation)
1.6	Press release, dated June 23, 2004, of IAMGold Corporation (incorporated by reference to the Form 6-K, filed June 23, 2004, of IAMGold Corporation)
1.7	Press release, dated June 23, 2004, of IAMGold Corporation (incorporated by reference to the Form 6-K, filed June 23, 2004, of IAMGold Corporation)
1.8	Supplemental Information, dated June 24, 2004, of IAMGold Corporation (incorporated by reference to the Form 6-K, filed June 25, 2004, of IAMGold Corporation)
1.10	Press release, dated June 25, 2004, of IAMGold Corporation (incorporated by reference to the Form 6-K, filed June 30, 2004, of IAMGold Corporation)
1.11	Press release, dated June 30, 2004, of IAMGold Corporation (incorporated by reference to the Form 6-K, filed June 30, 2004, of IAMGold Corporation)
1.12	Press release, dated July 2, 2004, of IAMGold Corporation (incorporated by reference to the Form 6-K, filed July 6, 2004, of IAMGold Corporation)
1.13	Material Change Report, dated July 5, 2004 of IAMGold Corporation (incorporated by reference to the Form 6-K, filed July 6, 2004, of IAMGold Corporation)
1.14	Press release, dated July 6, 2004, of IAMGold Corporation (incorporated by reference to the Form 6-K, filed July 7, 2004, of IAMGold Corporation)
1.15	Press release, dated July 8, 2004, of IAMGold Corporation (incorporated by reference to the Form 6-K, filed July 9, 2004, of IAMGold Corporation)

Part III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertakings.

        The person filing this Schedule undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

Item 2.    Consent to Service of Process

        The person filing this Amendment No. 1 to Schedule 14D-9F has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X with respect to the Schedule 14D-9F.

Part IV
SIGNATURE

        By signing this Schedule, the persons signing consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrants designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IAMGOLD CORPORATION
Dated: July 8, 2004
	By:	/s/ JOSEPH CONWAY Joseph Conway President and Chief Executive Officer

INDEX TO EXHIBITS

1.1	IAMGold Corporation Directors' Circular dated June 24, 2004 (previously filed)
1.2	Press release, dated June 11, 2004, of IAMGold Corporation (incorporated by reference to the Form 6-K, filed June 14, 2004, of IAMGold Corporation)
1.3	Press release, dated June 16, 2004, of IAMGold Corporation (incorporated by reference to the Form 6-K, filed June 16, 2004, of IAMGold Corporation)
1.4	Letter to Shareholders, dated June 17, 2004, from IAMGold Corporation (incorporated by reference to the Form 6-K, filed June 18, 2004, of IAMGold Corporation)
1.5	Material Change Report Under National Instrument 51-102, dated June 18, 2004, of IAMGold Corporation (incorporated by reference to the Form 6-K, filed June 18, 2004, of IAMGold Corporation)
1.6	Press release, dated June 23, 2004, of IAMGold Corporation (incorporated by reference to the Form 6-K, filed June 23, 2004, of IAMGold Corporation)
1.7	Press release, dated June 23, 2004, of IAMGold Corporation (incorporated by reference to the Form 6-K, filed June 23, 2004, of IAMGold Corporation)
1.8	Supplemental Information, dated June 24, 2004, of IAMGold Corporation (incorporated by reference to the Form 6-K, filed June 25, 2004, of IAMGold Corporation)
1.9	IAMGold Corporation Notice of Change to Directors' Circular dated July 8, 2004 (filed herewith)
1.10	Press release, dated June 25, 2004, of IAMGold Corporation (incorporated by reference to the Form 6-K, filed June 30, 2004, of IAMGold Corporation)
1.11	Press release, dated June 30, 2004, of IAMGold Corporation (incorporated by reference to the Form 6-K, filed June 30, 2004, of IAMGold Corporation)
1.12	Press release, dated July 2, 2004, of IAMGold Corporation (incorporated by reference to the Form 6-K, filed July 6, 2004, of IAMGold Corporation)
1.13	Material Change Report, dated July 5, 2004 of IAMGold Corporation (incorporated by reference to the Form 6-K, filed July 6, 2004, of IAMGold Corporation)
1.14	Press release, dated July 6, 2004, of IAMGold Corporation (incorporated by reference to the Form 6-K, filed July 7, 2004, of IAMGold Corporation)
1.15	Press release, dated July 8, 2004, of IAMGold Corporation (incorporated by reference to the Form 6-K, filed July 9, 2004, of IAMGold Corporation)

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Part I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Part II INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
Part III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Part IV SIGNATURE
INDEX TO EXHIBITS